UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 4106, Building 12B1

Shenzhen Bay Ecological Technology Park

Nanshan District, Shenzhen, 518067

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

99.2	Notice of Extraordinary General Meeting of Shareholders

99.3	Form of Proxy for Extraordinary General Meeting of Shareholders

99.4	Voting Card for ADS Holders

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: August 2, 2023